FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2003

HOLMES FINANCING (No 5) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing No 5 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	362,863	23,922,700
Replenishment	13,751	1,029,745
Repurchased	(6,035)	(417,374)
Redemptions	(10,946)	(830,987)
Losses	(22)	(22)
Other Movements	0	1
Carried Forward	359,611	23,704,063

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	488,770	34,463,746
Repurchased	(109,685)	(7,708,432)
Redemptions	(134,465)	(9,449,954)
Losses	(200)	(512)
Other Movements	0	1
Carried Forward	359,611	23,704,063

	Period CPR	Annualised CPR
1 Month	5.27%	83.00%
3 Month	14.28%	71.82%
12 Month	47.80%	47.80%

**(including redemptions and repurchases)

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	33.21	months
Weighted Average Loan size	£65,915.85	
Weighted Average LTV	77.68%	*** (see below)
Weighted Average Remaining Term	19.21	Years

Product Type Analysis	£000's	%
Variable Rate	11,705,066	49.38%
Fixed Rate	6,215,205	26.22%
Tracker Rate	5,783,791	24.40%
	23,704,063	100.00%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated

As at 10th February 2002 approximately 5% of the loans were flexible loans

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Standard Variable Rate

Effective Date	Rate
01 November 2002	5.94%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	12,658	834,476	3.52%
East Midlands	16,182	1,067,474	4.50%
Greater London	81,452	5,370,100	22.65%
North	11,615	765,190	3.23%
North West	33,408	2,202,462	9.29%
Scotland	3,380	223,944	0.94%
South East	115,399	7,607,004	32.09%
South West	27,798	1,832,856	7.73%
Wales	13,737	906,476	3.82%
West Midlands	21,001	1,383,170	5.84%
Yorkshire and Humberside	17,585	1,159,323	4.89%
Unknown	5,396	351,588	1.48%
Total	359,611	23,704,063	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	6,585	269,327	1.14%
25.01 - 50.00	40,107	2,168,531	9.15%
50.01 - 75.00	95,138	6,722,850	28.36%
75.01 - 80.00	19,068	1,380,542	5.82%
80.01 - 85.00	24,622	1,842,368	7.77%
85.01 - 90.00	53,387	4,095,277	17.28%
90.01 - 95.00	120,704	7,225,168	30.48%
Total	359,611	23,704,063	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2003 to 10 February 2003

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%
Current	350,672	23,167,059	(2,040)	97.76%
1.00 - 1.99 months	5,474	334,288	2,609	1.41%
2.00 - 2.99 months	1,573	92,271	1,341	0.39%
3.00 - 3.99 months	781	44,842	938	0.19%
4.00 - 4.99 months	408	24,130	649	0.10%
5.00 - 5.99 months	234	12,643	427	0.05%
6.00 -11.99 months	399	20,743	1,013	0.09%
12 months and over	33	1,723	161	0.01%
Properties in Possession	37	1,169	97	0.00%
Total	359,611	23,698,868	5,195	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Shares of Trust last Distribution Date (10 February 2003)

	£000's	%
Funding Share	13,633,717	57.51637%
Seller Share	10,070,346	42.48363%
	23,704,063	100.00000%

Minimum Seller Share	947,954	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	811,000
Additional Amounts Accumulated	60,562
Payment of Notes	(811,000)
Carried Forward	60,562

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread

Quarter to 15/1/03	0.5960%
Quarter to 15/10/2002	0.5892%
Quarter to 15/7/2002	0.5891%
Quarter to 15/4/2002	0.5414%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/01/2003	£195,410,721.15	£56,890,739.99
Required Amount as at 15/01/2003	£291,000,000.00	£73,825,687.00
Percentage of Notes	1.43%	0.42%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	25	822
Repossessed in Period	22	857
Sold in Period	(10)	(413)
Carried Forward	37	1,266

	Cumulative	
	Number	£000's
Repossessed to date	248	11,398
Sold to date	(211)	(10,132)
Carried Forward	37	1,266

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,095	

MIG Claim Status

	Number	£000's
MIG Claims made	135	1,017
MIG Claims outstanding	10	103

Average time claim to payment	35

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger

The Seller has not suffered an Insolvency Event

The Seller is still the Servicer

The Outstanding Principal balance is in excess of £21 billion

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6
02Q3	-	703	-	-	352	0
02Q4	-	-	-	-	352	0
03Q1	-	-	750	-	-	0

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6
03Q2	-	-	-	-	-	-
03Q3	600	-	-	-	-	481
03Q4	-	176	-	191	-	481
04Q1	-	176	-	191	-	-
04Q2	-	176	-	191	-	-
04Q3	-	176	-	191	-	-
04Q4	-	-	-	-	698	-
05Q1	-	-	750	-	-	-
05Q2	-	-	-	-	-	801
05Q3	650	-	-	-	-	-
05Q4	-	125	-	-	-	-
06Q1	-	125	-	-	-	-
06Q2	-	125	-	-	-	-
06Q3	-	125	500	1,340	-	-
06Q4	-	-	-	350	875	-
07Q1	-	-	-	-	-	-
07Q2	-	-	-	-	-	634
07Q3	575	-	-	-	-	-
07Q4	-	300	-	-	-	770
08Q1	-	-	-	-	-	-
08Q2	-	-	-	-	-	500
08Q3	-	-	-	-	-	-
08Q4	-	-	-	-	-	-
09Q1	-	-	-	-	-	-
09Q2	-	-	-	-	-	-
09Q3	-	-	-	-	-	-
09Q4	-	-	-	-	-	-
10Q1	-	-	-	-	-	-
10Q2	-	-	-	-	-	-
10Q3	250	-	-	-	-	-
10Q4	-	-	-	-	-	-

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 28 February 2003   **By Ian Christie**
                                               (Authorised Signatory)